Exhibit 3.4

CERTIFICATE OF AMENDMENT
to the
AMENDED AND RESTATED CERTIFICATE OF FORMATION
of
MATADOR RESOURCES COMPANY

June 1, 2017
This CERTIFICATE OF AMENDMENT (this “Certificate”) is being executed and filed pursuant to the applicable provisions of the Texas Business Organizations Code (the “TBOC”).
The undersigned hereby certifies that:
ONE: The name of the filing entity is MATADOR RESOURCES COMPANY, a Texas for-profit corporation (the “Corporation”). The original date of formation of the Corporation was November 22, 2010, and the Corporation has been assigned file number 801346526.
TWO: Section 1 of Article 4 of the Amended and Restated Certificate of Formation of the Corporation, as previously amended (the “Certificate of Formation”), is hereby amended to increase the amount of authorized common stock, which as amended hereby shall read in its entirety as follows:
“1.    Classes of Stock and Authorized Shares. The Corporation is authorized to issue two classes of stock which shall be designated, respectively, “Common Stock” and “Preferred Stock.” The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is one hundred sixty-two million (162,000,000), consisting of (a) one hundred sixty million (160,000,000) shares of Common Stock having a par value of $0.01 per share (“Common Stock”), and (b) two million (2,000,000) shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”).”
THREE: The amendment to the Certificate of Formation has been approved in the manner required by the TBOC and by the governing documents of the Corporation.
FOUR: This document shall become effective when the document is filed by the Secretary of State of the State of Texas.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of the date first written above.

MATADOR RESOURCES COMPANY

By:	/s/ Craig N. Adams
Name: Craig N. Adams
Title: Executive Vice President